Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a form of letter to be used by Company employees to communicate with customers, vendors, suppliers and distributors.

Form Letter to Customers/Vendors/Suppliers/Distributors

Dear ___:

As I expect you have heard by now, we recently announced that Biogen and IDEC have agreed to a merger. This is an enormously positive development for both companies and all who are associated with us.

Biogen and IDEC are two remarkably complementary companies. IDEC is a world leader in oncology, with a growing focus on autoimmune and inflammatory diseases. Biogen is a mirror image, with leadership in the core therapeutic areas of neurology, dermatology and rheumatology. When we bring together our research, manufacturing and marketing resources, we’ll have something much greater than the sum of the parts.

Indeed, we estimate that the merger will enable both companies to accelerate their strategic plans significantly.

We believe this will create tremendously exciting opportunities to advance our research and development projects and get new therapies into the market.

As we go through the merger process, we want to continue to work with you without interruption. We value our relationship with you, and look forward to continuing to work together in a mutually beneficial way.

We expect the merger will be completed by late Q3 or early Q4, after receipt of all necessary approvals. Additional information on the merger is available on our website, and we will keep you informed of key developments. In the meantime, if you have any questions, please don’t hesitate to ask.

Sincerely,

NAME

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.